SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Full approval of the matters at the EGM

Rio de Janeiro, December 19, 2025, Centrais Elétricas Brasileiras S/A - AXIA Energia (“Company” or “AXIA Energia”), further to the material fact disclosed on November 27, 2025, and to the material fact and notice to shareholders disclosed on December 8, 2025, hereby informs that all matters submitted to the Extraordinary General Meeting held on this date were approved, among which we highlight:

(i)       the creation of class C preferred shares (PNCs);

(ii)       the conversion of each class A preferred share (PNA) and class B preferred share (PNB) into a class A1 preferred share (PNA1) and a class B1 preferred share (PNB1), respectively, and one class R preferred share (PNR);

(iii)       the respective adjustments to the Company’s Bylaws; and

(iv)       the mandatory redemption of all PNR shares.

Accordingly, the capitalization of R$30,000,000,024.48 of the Company’s profit reserves, through the issuance of 606,796,117 PNC shares as a bonus issue, and the redemption price of R$1.2994705188032 per redeemed PNR share, as resolved by the Board of Directors at a meeting held on December 8, 2025, have become effectives.

Below we highlight the main relevant information regarding the Bonus Issue:

▪	PNC distribution ratio to shareholders: 0.2628378881074 PNC share for each common share, PNA share, or PNB share (including shares held in treasury);
▪	Record Date on B3: December 19, 2025;
▪	Ex-Date on B3: December 22, 2025;
▪	Start date of trading of PNC shares on B3: December 22, 2025;
▪	ADR Record Date and Ex-Date on the NYSE: December 22, 2025;
▪	Delivery date of PNC shares to custody accounts on B3: December 26, 2025;
▪	Delivery date of ADRs backed by PNC shares on the NYSE: December 29, 2025;
▪	Trading ticker of PNC shares on B3: AXIA7;
▪	Trading ticker of ADRs backed by PNC shares on the NYSE: AXIA PRC;

We emphasize that the tickers of the PNA1 and PNB1 shares will remain as AXIA5 and AXIA6, respectively

For further information about the Meeting, please refer to the documents made available on the Company’s and the CVM’s websites.

Eduardo Haiama

Vice-president Financial and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.